January 18, 2006	TSX: QC AMEX: QCC

ADMISSION TO THE ALTERNATIVE INVESTMENT MARKET OF
LONDON STOCK EXCHANGE PLC

Vancouver, British Columbia, January 18, 2006 - Quest Capital Corp. (the “Company”) is pleased to announce that it has delivered a pre-admission announcement to London Stock Exchange (“LSE”) in connection with its proposed application to admit its common shares (the “Shares”) for trading on the AIM market (“AIM”) operated by the LSE. It is expected that trading in the Shares will commence on 15 February 2006. Canaccord Adams Limited is the Company’s Nominated Adviser and Broker.

“A listing on AIM with the recent listing on AMEX is an integral part of the Company’s development strategy to better serve its investors, enhance the Company’s exposure to European institutions and financing opportunities” said Bob Buchan, Executive Chairman of Quest.

About Quest

Quest Capital Corp. is a merchant banking organization that focuses on providing financial services primarily to companies in the mining, oil and gas, manufacturing and real estate industries. Quest provides bridge and mortgage financing, and corporate finance and management services.

For more information about Quest and to obtain a copy of the pre-admission announcement, please visit our website (www.questcapcorp.com) or contact:

A. Murray Sinclair	Mark Monaghan
Managing Director	Vice President

Tel: (604) 689-1428	Tel: (416)-367-8383
Toll free: (800) 318-3094

Forward Looking Statements
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of Quest. Actual results realized may vary materially from the information provided in this release. As a result, there is no representation by Quest that actual results realized in the future will be the same in whole or in part as those presented herein.